UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [July, 2010]

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595), filed on January 29, 2010.

SECOND-QUARTER 2010 RESULTS
FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated Net Sales grew 14%, and Operating Segment Income increased 9.1%

➢	Television Broadcasting Net Sales increased 9.8%, and Operating Segment Income margin was 49.2%

➢	Sky achieved record-high net additions, again, of 251 thousand subscribers during second quarter 2010, reaching 2.4 million subscribers

➢	Continued success of our cable companies triple play offerings, reaching 1.6 services per subscriber, on average

➢	Pay Television Networks net sales increased 11.2%, adding 1.5 million subscribers in the last twelve months

Consolidated Results

Mexico City, D.F., July 11, 2010—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second quarter 2010. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the three months ended June 30, 2010 and 2009, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2010 with 2009:

	2Q 2010	Margin %	2Q 2009	Margin %	Change %
Consolidated net sales	14,447.7	100.0	12,676.9	100.0	14.0
Operating segment income	5,951.6	40.3	5,453.3	42.0	9.1
Consolidated net income	2,066.9	14.3	2,146.9	16.9	(3.7)
Controlling interest net income	1,804.3	12.5	1,826.9	14.4	(1.2)

Consolidated net sales increased 14% to Ps.14,447.7 million in second quarter 2010 compared with Ps.12,676.9 million in second quarter 2009. This increase was attributable to revenue growth in our Cable and Telecom, Television Broadcasting, Sky, Other Businesses, and Pay Television Networks segments, and was partially offset by a decrease in the sales of our Publishing and Programming Exports segments.

Controlling interest net income decreased 1.2% to Ps.1,804.3 million in second quarter 2010 compared with Ps.1,826.9 million in second quarter 2009. The net decrease of Ps.22.6 million reflected primarily i) a Ps.318.5 million increase in integral cost of financing; and ii) a Ps.42.2 million increase in income taxes. These unfavorable variances were offset by i) a Ps.95.5 million increase in operating income; ii) a Ps.1.3 million decrease in other expense, net; iii) a Ps.183.9 million favorable variance in equity in results of affiliates, net; and iv) a Ps.57.4 million decrease in noncontrolling interest net income.

Second-Quarter Results by Business Segment

The following table presents second-quarter results ended June 30, 2010 and 2009, for each of our business segments. Results for the second-quarter 2010 and 2009 are presented in millions of Mexican pesos.

Net Sales	2Q 2010%		2Q 2009%		Inc. %
Television Broadcasting	5,821.0	39.4	5,301.5	40.9	9.8
Pay Television Networks	777.1	5.3	698.6	5.4	11.2
Programming Exports	633.4	4.3	638.5	4.9	(0.8)
Publishing	812.0	5.5	849.0	6.5	(4.4)
Sky	2,832.6	19.2	2,443.5	18.8	15.9
Cable and Telecom	2,900.1	19.6	2,182.5	16.8	32.9
Other Businesses	983.7	6.7	862.5	6.7	14.1
Segment Net Sales	14,759.9	100.0	12,976.1	100.0	13.7
Intersegment Operations1	(312.2)		(299.2)		(4.3)
Consolidated Net Sales	14,447.7		12,676.9		14.0

Operating Segment Income (Loss)2	2Q 2010	Margin %	2Q 2009	Margin %	Inc. %
Television Broadcasting	2,866.7	49.2	2,698.1	50.9	6.2
Pay Television Networks	365.4	47.0	462.5	66.2	(21.0)
Programming Exports	293.6	46.4	294.3	46.1	(0.2)
Publishing	132.8	16.4	131.9	15.5	0.7
Sky	1,285.4	45.4	1,142.0	46.7	12.6
Cable and Telecom	959.6	33.1	753.6	34.5	27.3
Other Businesses	48.1	4.9	(29.1)	(3.4)	265.3
Operating Segment Income	5,951.6	40.3	5,453.3	42.0	9.1
Corporate Expenses	(197.3)	(1.3)	(161.7)	(1.2)	(22.0)
Depreciation and Amortization	(1,522.3)	(10.5)	(1,155.1)	(9.1)	(31.8)
Consolidated Operating Income	4,232.0	29.3	4,136.5	32.6	2.3

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Television Broadcasting
Second-quarter sales increased 9.8% to Ps.5,821 million compared with Ps.5,301.5 million in second quarter 2009. This increase reflects strong ratings in regular programming as well as programs produced around the Soccer World Cup and the soccer matches. The top-three rated shows during the quarter were Televisa’s novelas. Upfront deposits represented 76.1% of revenues during the quarter and the remaining were sales in the spot market. This figure compares with 84.4% in second quarter 2009.

Second-quarter operating segment income increased 6.2% to Ps.2,866.7 million compared with Ps.2,698.1 million in second quarter 2009; the margin was 49.2%. Year to date the margin has decreased 110 basis points compared with the same period last year and is relatively in line with our annual guidance of a 100 basis points decrease.

Pay Television Networks
Second-quarter sales increased 11.2% to Ps.777.1 million compared with Ps.698.6 million in second quarter 2009. The increase was driven by higher revenues from channels sold in Mexico and abroad as well as higher advertising sales. As of June 30, 2010, and through our cable and DTH affiliates worldwide, our Pay Television Networks business reached 24 million subscribers carrying an average of 5.3 Televisa pay-TV channels each. This positive effect was partially offset by a negative translation effect of foreign-currency-denominated sales.

Second-quarter operating segment income decreased 21% to Ps.365.4 million compared with Ps.462.5 million in second quarter 2009, and the margin was 47%. This decrease reflects higher cost of sales and operating expenses, driven mainly by investments made in the production and launch of two new channels: Televisa Deportes Network (“TDN”) in August of 2009 and Foro TV, our 24-hours news pay-TV channel in February 2010. In the aggregate, these two channels represented incremental costs and expenses of Ps.162.9 million. This figure includes the partial amortization of costs related to the 2010 Soccer World Cup and special programming that has been produced around this event.

Programming Exports
Second-quarter sales decreased 0.8% to Ps.633.4 million compared with Ps.638.5 million in second quarter 2009. The decrease was attributable to a negative translation effect on foreign-currency-denominated sales amounting to Ps.28 million. This decrease was partially offset by i) higher programming sales abroad; and ii) an increase in royalties from Univision, from US$36.1 million in second quarter 2009 to US$37 million in second quarter 2010. The amount of royalties includes an estimated payment for the month of June because the actual amount has not yet been reported by Univision.

Second-quarter operating segment income decreased marginally 0.2% to Ps.293.6 million compared with Ps.294.3 million in second quarter 2009, with a margin of 46.4%.

Publishing
Second-quarter sales decreased 4.4% to Ps.812 million compared with Ps.849 million in second quarter 2009. The decrease was driven primarily by a negative translation effect on foreign-currency-denominated sales and lower revenues in Mexico due to the discontinued publications of books and stamps. These unfavorable variances were partially offset by higher advertising revenues in Mexico and circulation revenues abroad.

Second-quarter operating segment income increased 0.7% to Ps.132.8 million compared with Ps.131.9 million in second quarter 2009, and the margin was 16.4%. This increase reflects i) a positive translation effect on foreign-currency-denominated costs, mainly in cost of paper and printing; and ii) a reduction in cost of sales due to a lower number of magazines printed.

Sky
Second-quarter sales increased 15.9% to Ps.2,832.6 million compared with Ps.2,443.5 million in the same period of 2009. The growth is explained principally by an increase in the subscriber base in Mexico and, to a lesser extent, abroad. During the quarter, Sky added a total of 251 thousand subscribers of which 246 thousand were in Mexico, beating again, last quarter’s record net additions. The growth in Mexico is driven mainly by the success of Sky´s new low-cost offerings. Additionally, Sky reported higher advertising and pay-per-view revenues. These results were partially offset by a negative translation effect on sales in Central America and the Dominican Republic which are denominated in US dollars. As of June 30, 2010, the number of gross active subscribers increased to 2,448,776 (including 147,297 commercial subscribers), compared with 1,793,388 (including 137,807 commercial subscribers) as of June 30, 2009. Sky closed the quarter with more than 145 thousand subscribers in Central America and the Dominican Republic.

Second-quarter operating segment income increased 12.6% to Ps.1,285.4 million compared with Ps.1,142 million in second quarter 2009, and the margin was 45.4%. This increase reflects higher sales that were partially offset by higher cost of sales explained primarily by the amortization of costs of Ps.48 million related to the 2010 Soccer World Cup, and expenses related to the launch and operation of our high definition offer. These unfavorable variances were partially offset by a positive translation effect on foreign-currency-denominated costs.

Cable and Telecom
Second-quarter sales increased 32.9% to Ps.2,900.1 million compared with Ps.2,182.5 million in the same period of 2009. This increase was attributable to i) the addition of approximately 97 thousand revenue generating units (“RGUs”) in Cablevision and Cablemás during the quarter driven mainly by the success of our competitive triple-play bundles; ii) the consolidation of TVI since October 1, 2009 which grew over 67 thousand RGUs during the quarter, including 44 thousand RGUs added through the consolidation of two cable operations in the north of Mexico; and iii) the increase in revenues in Bestel. Cablevision, Cablemás, and Bestel net sales increased 14.9%, 11.3%, and 17.6%, respectively.

The following table sets forth the breakdown of subscribers for three of our cable and telecom subsidiaries as of June 30, 2010.

RGUs	Cablevision	Cablemás	TVI	Total
Video	654,319	953,535	293,333	1,901,187
Broadband	276,672	325,231	136,124	738,027
Voice	165,859	180,255	95,060	441,174
RGUs	1,096,850	1,459,021	524,517	3,080,388

Second-quarter operating segment income increased 27.3% to Ps.959.6 million compared with Ps.753.6 million in second quarter 2009, and the margin was 33.1%. Excluding Bestel, the margin for the cable operations alone was, on the aggregate, 38.3%. These results reflect higher sales as well as a positive translation effect on foreign-currency-denominated costs and include higher costs and expenses resulting from the consolidation of TVI and the costs inherent to growth in the subscriber base.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of pesos	Cablevision	Cablemás	TVI	Bestel
Revenue(1)	966.1	998.6	449.3	559.3
Operating Segment Income(1)	381.8	378.8	165.1	70.0
Margin	39.5%	37.9%	36.7%	12.5%

(1) These results do not include consolidation adjustments of Ps.73.2 million in revenues and Ps.36.1 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses
Second-quarter sales increased 14.1% to Ps.983.7 million compared with Ps.862.5 million in second quarter 2009. The increase was driven by higher sales in our soccer, gaming, radio, internet, and publishing distribution businesses, which were partially offset by lower sales in our feature-film distribution business due to the termination of an agreement in December 2009. Radio and internet performed well during the quarter partially explained by the increase in advertising expenditures related to the Soccer World Cup.

Second-quarter operating segment income was Ps.48.1 million compared with a Ps.29.1 million loss in second quarter 2009, reflecting higher sales and lower operating expenses principally in our publishing distribution and internet businesses that were partially offset by higher cost of sales.

Corporate Expenses

Share-based compensation expense in second quarter 2010 and 2009 amounted to Ps.122 million and Ps.98.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-operating Results

Other Expense, Net

Other expense, net, decreased by Ps.1.3 million, or 0.6%, to Ps.201.4 million for second quarter 2010, compared with Ps.202.7 million for second quarter 2009. Other expense, net, for second quarter 2010, was comprised mainly by loss on disposition of property and equipment, professional services in connection with certain corporate legal matters, donations and a loss on disposition of an equity investment.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the three months ended June 30, 2010 and 2009.

	2Q 2010	2Q 2009	Increase (decrease)
Interest expense	879.1	759.6	119.5
Interest income	(192.9)	(261.9)	69.0
Foreign exchange loss, net	460.5	330.5	130.0
Integral cost of financing	1,146.7	828.2	318.5

The net expense attributable to integral cost of financing increased by Ps.318.5 million, or 38.5%, to Ps.1,146.7 million for second quarter 2010 from Ps.828.2 million for second quarter 2009. This increase reflected primarily i) a Ps.130 million increase in foreign exchange loss resulting primarily from the unfavorable effect in second quarter 2010 of a 4.05% depreciation of the Mexican peso against the U.S. dollar on our net U.S. dollar liability position, which was partially offset by a favorable effect in foreign-currency hedge contracts; ii) a Ps.119.5 million increase in interest expense, due primarily to a higher principal amount of long-term debt in second quarter 2010; and iii) a Ps.69 million decrease in interest income explained mostly by a reduction of interest rates applicable to cash equivalents, temporary investments and held-to-maturity investments in securities in second quarter 2010.

Equity in Results of Affiliates, Net

Equity in results of affiliates, net, varied by Ps.183.9 million, to an equity in earnings of affiliates, net of Ps.48.2 million in second quarter 2010 compared with an equity in losses of affiliates, net of Ps.135.7 million in second quarter 2009. This favorable variance reflected primarily an equity in income in second quarter 2010 compared with an equity in loss in second quarter 2009 of La Sexta, our 40.5% interest in a free-to-air television channel in Spain.

Income Taxes

Income taxes increased by Ps.42.2 million, or 5.1%, to Ps.865.2 million in second quarter 2010 from Ps.823 million in second quarter 2009. This increase reflected both a higher income tax base and an increase in the corporate income tax rate.

Noncontrolling Interest Net Income

Noncontrolling interest net income decreased by Ps.57.4 million, or 17.9%, to Ps.262.6 million in second quarter 2010, from Ps.320 million in second quarter 2009. This decrease primarily reflected a lower portion of net income attributable to interests held by noncontrolling stockholders in our Cable and Telecom segment, which was partially offset by a higher portion of net income attributable to interests held by noncontrolling equity owners in our Sky segment.

Other Relevant Information

Capital Expenditures and Investments

During second quarter 2010, we invested approximately US$219 million in property, plant and equipment as capital expenditures, including approximately US$92.7 million for our Cable and Telecom segment, US$82.5 million for our Sky segment, and US$43.8 million for our Television Broadcasting segment and other businesses. In addition, we made loans in connection with our 40.5% interest in La Sexta in the aggregate amount of €8.3 million (Ps.132.2 million).

Our investment in property, plant and equipment in our Cable and Telecom segment during second quarter 2010 included approximately US$61 million for Cablevision, US$22.7 million for Cablemás, US$6.3 million for TVI, and US$2.7 million for Bestel.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of June 30, 2010 and December 31, 2009. Amounts are stated in millions of Mexican pesos.

	June 30, 2010	Dec 31, 2009	Increase (decrease)
Short-term debt and current portion of long-term debt	900.0	1,433.0	(533.0)
Long-term debt (excluding current portion)	41,460.2	41,983.2	(523.0)
Total debt	42,360.2	43,416.2	(1,056.0)
Current portion of long-term capital lease obligations	284.1	235.3	48.8
Long-term capital lease obligations (excluding current portion)	499.1	1,166.5	(667.4)
Total capital lease obligations	783.2	1,401.8	(618.6)

As of June 30, 2010 and December 31, 2009, our consolidated net debt position (cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments less total debt) was Ps.100 million and Ps.576.3 million, respectively. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of June 30, 2010 and December 31, 2009, amounted to Ps.3,896.3 million and Ps.3,996.1 million, respectively.

Shares Repurchased and Outstanding

During second quarter 2010, we repurchased 9 million CPOs in the aggregate amount of Ps.428.6 million.

As of June 30, 2010 and December 31, 2009, our shares outstanding amounted to 326,840 million and 327,230.6 million shares, respectively; and our CPO equivalents outstanding amounted to 2,793.5 million and 2,796.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2010 and December 31, 2009, the GDS (Global Depositary Shares) equivalents outstanding amounted to 558.7 million and 559.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Television Ratings and Audience Share

National urban ratings and audience share reported by IBOPE confirm that, in second quarter 2010, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 71.4%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 68.8%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 69.7%.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Millions of Mexican Pesos)

	June 3,		December 31,
	2010		2009
ASSETS	(Unaudited)		(Audited)

Current:
Cash and cash equivalents	Ps.	33,110.0	Ps.	29,941.5
Temporary investments	5,253.9		8,902.3
	38,363.9		38,843.8

Trade notes and accounts receivable, net	12,550.2		18,399.2
Other accounts and notes receivable, net	4,003.8		3,530.5
Due from affiliated companies	478.1		135.7
Transmission rights and programming	3,972.6		4,373.0
Inventories	1,786.1		1,665.1
Other current assets	1,479.3		1,435.1
Total current assets	62,634.0		68,382.4

Derivative financial instruments	923.9		1,538.7
Transmission rights and programming	5,581.0		5,915.5
Investments	6,275.2		6,361.0
Property, plant, and equipment, net	36,600.4		33,071.5
Intangible assets and deferred charges, net	10,875.4		11,218.9
Other assets	71.6		80.4
Total assets	Ps.	122,961.5	Ps.	126,568.4

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Millions of Mexican Pesos)

	June 30,		December 31,
	2010		2009
LIABILITIES	(Unaudited)		(Audited)

Current:
Short-term debt and current portion of long-term debt	Ps.	900.0	Ps.	1,433.0
Current portion of capital lease obligations	284.1		235.3
Trade accounts payable	8,823.9		6,432.9
Customer deposits and advances	13,091.9		19,858.3
Taxes payable	783.4		941.0
Accrued interest	717.3		464.6
Employee benefits	408.0		200.2
Due to affiliated companies	78.3		34.2
Other accrued liabilities	3,250.0		2,577.8
Total current liabilities	28,336.9		32,177.3
Long-term debt, net of current portion	41,460.2		41,983.2
Capital lease obligations, net of current portion	499.1		1,166.5
Derivative financial instruments	255.1		523.6
Customer deposits and advances	1,054.8		1,054.8
Other long-term liabilities	2,572.7		3,078.4
Deferred income taxes	1,510.9		1,765.4
Retirement and termination benefits	418.5		347.0
Total liabilities	76,108.2		82,096.2

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value	10,019.9		10,019.0
Additional paid-in capital	4,547.9		4,547.9
	14,567.8		14,567.8
Retained earnings:
Legal reserve	2,135.4		2,135.4
Unappropriated earnings	23,139.0		17,244.7
Controlling interest net income for the year	2,863.7		6,007.1
	28,138.1		25,387.2
Accumulated other comprehensive income, net	3,110.5		3,401.8
Shares repurchased	(5,374.3)		(5,187.0)
	25,874.3		23,602.0
Total controlling interest	40,442.1		38,169.8
Noncontrolling interest	6,411.2		6,302.4
Total stockholders’ equity	46,853.3		44,472.2
Total liabilities and stockholders’ equity	Ps.	122,961.5	Ps.	126,568.4

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2010		2009		2010		2009
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	14,447.7	Ps.	12,676.9	Ps.	26,594.8	Ps.	24,039.3

Cost of sales 1	6,385.2		5,486.9		12,309.0		11,090.5

Operating expenses:
Selling 1	1,192.9		999.4		2,380.0		1,911.7
Administrative 1	1,115.3		899.0		2,142.0		1,808.9
Depreciation and amortization	1,522.3		1,155.1		3,003.5		2,362.2
Operating income	4,232.0		4,136.5		6,760.3		6,866.0
Other expense, net	201.4		202.7		219.8		295.4
Integral cost of financing:
Interest expense	879.1		759.6		1,769.5		1,618.1
Interest income	(192.9)		(261.9)		(558.2)		(608.0)
Foreign exchange loss, net	460.5		330.5		462.9		529.6
	1,146.7		828.2		1,674.2		1,539.7
Equity in earnings (losses) of affiliates, net	48.2		(135.7)		(67.5)		(448.6)
Income before income taxes	2,932.1		2,969.9		4,798.8		4,582.3
Income taxes	865.2		823.0		1,459.9		1,333.2
Consolidated net income	2,066.9		2,146.9		3,338.9		3,249.1
Noncontrolling interest net income	(262.6)		(320.0)		(475.2)		(444.1)
Controlling interest net income	Ps.	1,804.3	Ps.	1,826.9	Ps.	2,863.7	Ps.	2,805.0

1 Excluding depreciation and amortization.

                                    NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR SECOND, THIRD, AND FOURTH QUARTER 2009 AND FIRST AND SECOND QUARTER 20101:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	Apr	May	Jun	2Q10
Channel 2
Rating	11.4	11.2	11.4	11.4	11.6	12.4	11.8	11.6	10.3	11.5	11.0	11.3	11.2	11.0	10.5	11.2	10.9
Share (%)	30.9	30.4	31.5	31.3	32.3	33.5	32.3	31.5	29.9	31.7	30.6	31.3	30.9	31.2	29.7	30.3	30.4
Total Televisa(2)
Rating	25.8	25.8	25.5	25.8	25.5	25.8	25.6	25.9	24.2	25.8	25.0	25.4	25.8	24.8	24.5	25.7	25.0
Share (%)	69.8	69.9	70.6	70.8	71.0	70.0	70.3	70.6	70.6	70.8	69.8	70.6	71.0	70.1	69.6	69.5	69.7

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	Apr	May	Jun	2Q10
Channel 2
Rating	16.6	16.4	17.0	16.8	17.6	18.5	17.3	16.6	14.1	16.9	15.8	17.0	16.9	16.0	14.8	15.4	15.4
Share (%)	33.7	32.7	34.4	34.2	36.0	36.2	34.6	32.5	30.0	33.9	32.2	34.2	33.8	33.6	31.4	32.4	32.5
Total Televisa(2)
Rating	34.1	34.4	34.5	34.3	34.4	35.3	34.6	35.2	32.1	34.8	33.7	34.4	34.7	32.9	32.0	32.8	32.5
Share (%)	69.3	68.8	70.1	69.6	70.5	69.4	69.0	69.2	68.5	69.8	68.6	69.3	69.5	69.2	68.0	69.2	68.8

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2009	Jan	Feb	Mar	Apr	May	Jun	2Q10
Channel 2
Rating	18.8	19.5	19.7	19.6	22.1	23.2	22.6	22.4	18.5	20.8	21.9	23.0	22.4	21.7	19.6	19.1	20.1
Share (%)	33.9	34.5	35.7	36.1	40.0	40.1	39.0	38.0	34.7	36.6	38.0	39.0	38.3	39.2	36.1	35.9	37.1
Total Televisa(2)
Rating	39.9	39.8	39.9	39.1	40.8	41.9	41.6	42.7	37.6	41.2	41.0	42.1	42.2	40.1	38.0	37.9	38.7
Share (%)	72.1	70.6	72.3	72.1	73.8	72.2	71.8	72.3	70.5	72.4	71.1	71.5	72.0	72.7	70.2	71.3	71.4

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

* NOTE: Ratings and audience shares are not validated by IBOPE AGB México. As of the reporting date, validated data was not available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 13, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President